UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

December 16, 2025

Commission File Number 001-37974

VIVOPOWER INTERNATIONAL PLC

(Translation of registrant’s name into English)

Blackwell House, Guildhall Yard
London EC2V 5AE

United Kingdom

+44-203-667-5158

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20- F ☒ Form 40-F ☐

Results of Annual General Meeting

On December 15, 2025, VivoPower International PLC (Nasdaq: VVPR) (“VivoPower” or the “Company”) held its annual general meeting of shareholders (the “AGM”).

At the AGM, the Company put forward, and shareholders voted on Ordinary Resolutions 1 to 5, each of which relates to the ordinary business of the AGM. Each of these resolutions was approved, with no less than 73% of votes cast.

1.	To approve the receipt of the accounts and the reports of the directors and the auditors for the financial year ended 30 June 2025.

2.	To approve the directors’ remuneration report for the financial year ended 30 June 2025.

3.	To re-appoint WithumSmith+Brown, PC as auditors of the Company, to hold office until the conclusion of the next annual general meeting of the Company.

4.	To authorize the Company’s audit committee to determine the remuneration of the auditors.

5.	To re-elect Kevin Chin as a director of the Company and approve the extension of the term of his appointment by three years, such that the term of such appointment expires at the Company’s annual general meeting in 2028.

Following consideration of the above ordinary resolutions, the Chairman adjourned the AGM, with the consent of the meeting, in accordance with the Company’s articles of association. As a result, Resolutions 6 to 10, including certain ordinary and special resolutions relating to share capital authorities, pre-emption rights, the adoption of a dual-class share structure, amendments to the Omnibus Incentive Plan, and remuneration authorizations, were not put to the meeting at that time.

This Report on Form 6-K, is hereby incorporated by reference into the Company’s Registration Statements on Form S-8 (File Nos. 333-227810, 333-251546, 333-268720, 333-273520) and Form F-3 (File No. 333-276509).

Forward-Looking Statements

This communication includes certain statements that may constitute “forward-looking statements” for purposes of the U.S. federal securities laws. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterisations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about the achievement of performance hurdles, or the benefits of the events or transactions described in this communication and the expected returns therefrom. These statements are based on VivoPower’s management’s current expectations or beliefs and are subject to risk, uncertainty, and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive and/or regulatory factors, and other risks and uncertainties affecting the operation of VivoPower’s business. These risks, uncertainties and contingencies include changes in business conditions, fluctuations in customer demand, changes in accounting interpretations, management of rapid growth, intensity of competition from other providers of products and services, changes in general economic conditions, geopolitical events and regulatory changes, and other factors set forth in VivoPower’s filings with the United States Securities and Exchange Commission. The information set forth herein should be read in light of such risks. VivoPower is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements whether as a result of new information, future events, changes in assumptions or otherwise.

No Offer or Solicitation

This Report on Form 6-K shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed transaction. This Report on Form 6-K shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 15, 2025	VivoPower International PLC

/s/ Kevin Chin
Kevin Chin
Executive Chairman